Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

telephone:	(212) 318-3000	facsimile:	(212) 318-3400

October 30, 2009

VIA EDGAR

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Republic Airways Holdings Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008
Filed March 16, 2009 File No. 000-49697

Dear Ms. Cvrkel:

On behalf of the Company, set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 2, 2009 to Robert H. Cooper. For the Staff’s convenience, each of the Staff’s comments is set forth below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Result of Operation, page 23

- Liquidity and Capital Resources, page 28

1.
We note that your discussion of the changes in cash flows compares the year ended December 31, 2008 to December 31, 2007. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:

The Company will comply with this comment in its next Annual Report on Form 10-K.

Statements of Cash Flows, page 37

2.
We note that your statement of cash flows includes an adjustment to reconcile net income to net cash from operating activities titled “warrant amortization” in the amount of $15,953. Please explain to us the nature of this amount and how the amount was calculated or determined. If the amounts are related to the amortization of deferred revenue for the proceeds of the pre-petition claim and the gain on the surrender of the warrants totaling $87,325 over the term of the agreements with Delta, please tell us and revise your notes in future filings to disclose the overall weighted-average term over which the deferred revenue is being amortized.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

October 30, 2009

Response:

In March 2007, Chautauqua Airlines and Shuttle America amended their fixed-fee agreements with Delta Air Lines (“Delta”). On March 27, 2007 the United States Bankruptcy Court for the Southern District of New York approved the amended agreements. Key terms of the amended agreements include the removal of all 15 thirty-seven seat ERJ-135 aircraft beginning in September 2008 at a rate of 2 aircraft per month, and effective May 1, 2007, an approximate 3% permanent reduction of block hour fees charged on Chautauqua Airlines’ remaining 24 fifty seat ERJ-145 and Shuttle America's 16 seventy seat ERJ-170 aircraft. In return for these amended terms, Delta agreed to surrender its warrants for 3,435,000 shares of the Company’s common stock, and the Company was granted a pre-petitioned, unsecured, general claim in the amount of $91.0 million in Delta's Chapter 11 bankruptcy case.

In April 2007, the Company sold the $91.0 million pre-petition claim to a third party for $44.6 million in cash.

As of March 31, 2007, the Company recorded a receivable for the proceeds from the sale of the pre-petition claim and a deferred credit of $44.6 million, which represented the net realizable value of the pre-petition claim on the approval date by the Bankruptcy Court. In addition, the Company recorded a net deferred gain on the surrender of the warrants from Delta of $42.7 million, which included the write-off of the previously reported unamortized deferred warrant charge of $6.4 million. Stockholders' equity was reduced by $32.9 million, net of tax. The deferred credits for the proceeds of the pre-petition claim and the gain on the surrender of the warrants originally totaling $87.3 million are being amortized as an adjustment to revenue on a straight line basis over the life of the agreements with Delta with an adjustment for any losses related to the removal and disposal of the ERJ-135 aircraft code-share agreement rejected in bankruptcy.

The Company deferred both the fair value of the surrendered warrants and the pre-petition claim as the negotiations with Delta related to the early removal of the ERJ-135 aircraft, the 3% reduction in future rates, surrendering of the warrants, and the settlement of the pre-petition claim occurred concurrently.  Recognition of a gain upon receipt of the consideration received from Delta would be premature as the Company still had an ongoing obligation to provide services and there is no basis to separate recognition of this consideration received from other consideration to be received from Delta under the remaining term of the agreements.

October 30, 2009

The Company’s accounting policy to defer and amortize to revenue was based on accounting guidance applied by analogy.  The decision to defer the fair value of the surrendered warrant and the cash received from the sale of the Delta pre-petition claim was based on analogies to EITF 01-9 and accounting for service transactions.  The deferred revenue is being recognized over the term of the Delta code-share agreements based on analogies to accounting guidance outlined in EITF 96-18.  The recognition of additional warrant revenue related to the early removal of the ERJ-135 aircraft was based on analogies to accounting guidance related to accounting for service transactions.  The selection of these methods was determined to be representative of the consideration provided to Delta in the form of the lost margin on the ERJ-135 business and a 3% reduction in the rates billed to Delta through the remainder of the term of the code-share agreements.

The warrant amortization for the year ended December 31, 2008, relates to the amortization of deferred revenue associated with the deferral of the proceeds from the pre-petition claim ($44.6 million) and the fair value related to the surrender of the warrants ($42.7 million) totaling $87.3 million.  The deferred revenue is being amortized on a straight-line basis over the term of the Delta code-share agreements with an adjustment for financial losses related to the removal of ERJ-135 aircraft that were flying under the code-share agreement which was rejected during Delta’s bankruptcy.  As the Company removed ERJ-135 aircraft from service with Delta and either sold or returned the aircraft to the lessors, the Company recognized additional revenue equal to the costs associated with these activities.  To date, the additional revenue recognized related to the removal of the ERJ-135 aircraft totaled $11.2 million, of which $7.7 million and $3.5 million was recognized in 2008 and 2009, respectively.  All of the ERJ-135 aircraft have been removed from service with Delta.  Accordingly, as of September 30, 2009, the Company has $57.7 million of deferred revenue remaining related to the Delta agreements that will be amortized on a straight-line basis over the remaining term of the agreements (through April 2016).

The amortization of $15.9 million for the year ended December 31, 2008, to revenue consists of $8.2 million attributable to the straight-line basis and $7.7 million of additional adjustment to cover the financial losses attributable to the early removal of the ERJ-135 aircraft.

The Company will revise its notes to properly disclose the amortization policy in our Form 10-K for the year ending December 31, 2009 and in applicable future filings.

October 30, 2009

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Warrants, page 40

3.
We note your disclosure that in March 2007 the Company amended its agreements with Delta and in return for these amended terms, Delta agreed to surrender its warrants for 3,435,000 shares of the Company’s common stock, and the Company was granted a pre-petitioned, unsecured, general claim in the amount of $91,000 in Delta’s Chapter 11 bankruptcy case. Please tell us, and disclose in future filings, the nature and terms of the amended agreements with Delta. Also, please tell us why you believe it is appropriate to record deferred revenue for these amounts and amortize the amount as an adjustment to revenue over the term of the agreements with Delta. Additionally, please tell us how you determined the fair value of the warrants surrendered by Delta. As part of your response, please include all significant assumptions used in your fair value determination.

Response:

The fair value of the warrants surrendered by Delta were valued using a binomial option pricing model that required certain assumptions including:  the Company’s stock price on the measurement date, the exercise price of the warrant, the expected life of the warrant in years, the annualized volatility, a dividend yield, and discount rate of a bond equivalent yield.    The assumptions used to value the warrants were as follows:  stock price of $22.35, exercise prices of the warrants ranging from $11.60 to $13.00, expected life in years ranging from 5.2 to 7.1 years, annualized volatility of 36%, a dividend yield of 0%, and a discount rate of a bond equivalent yield of 4.5%.

The explanation why the Company believes it is appropriate to record deferred revenue for these amounts and amortize the amount as an adjustment to revenue over the term of the agreements with Delta is answered in the Company’s response to question 2 above.

The Company will revise its notes to add the additional requested disclosures in all applicable future filings.

Note 3. Notes Receivable, page 41

4.
We note that during 2008 and through the second quarter of 2009 you loaned money to several of your Partners. We also note that as of December 31, 2008, you recorded a $1.5 million valuation allowance specifically for a portion of the carrying value of the Mokulele note. However, due to the growth in this notes receivable account and the potential risks assumed, we believe you should disclose your policy for how you evaluate the recoverability of the total balance of notes receivable. Please tell us, and disclose in future filings, your accounting policy and methodology used to estimate the allowance for loan losses, the policy for charging off uncollectible loans, and the policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-06.

October 30, 2009

Response:

As of the date of this response, the Company does not have any notes receivable outstanding.  During the second quarter of 2009, the Company acquired Midwest Air Group, Inc., and a controlling interest in Mokulele Flight Service, Inc., and on October 1, 2009, the Company acquired Frontier Holdings, Inc. out of bankruptcy, which resulted in the elimination of these notes upon consolidation of the financial statements.  Furthermore, on October 14, 2009, the Company announced its intent to purchase ten Embraer 190AR jets from US Airways, Inc.  The Company applied the full balance of its $35.0 million loan from US Airways toward the purchase of the aircraft and assumed the outstanding aircraft debt.

The Company’s policy and methodology used to estimate the allowance was based on the Company’s review of the counterparty’s financial statements and financial condition, an estimate of the underlying collateral value of the note, if any, and whether or not the counterparty had been meeting its obligations under the agreements.  To the extent the Company enters into similar loan transactions in the future, the Company will be more thorough in the disclosure of its accounting policy and methodology for evaluating the allowance for loan losses.

Note 9. Commitments, page 44

5.
We note from your disclosures in Note 9 that you have several long-term maintenance agreements. Please tell us if you have paid any amounts related to these agreements that are recorded as assets on the balance sheet as of December 31, 2008. If so, please tell us how you have accounted for these deposits in accordance with EITF Issue No. 08-03.

Response:

As of December 31, 2008, the Company had not paid any amounts related to the agreements in Note 9 associated with long-term maintenance agreements.  The Company’s accounting policy for maintenance deposits is consistent with EITF Issue No. 08-03.

The Company will comply with this comment in future filings, if the disclosure becomes applicable to the Company.

6.
We note your disclosure that you are responsible for all other maintenance costs of the aircraft and must meet specified return conditions upon lease expiration for both the air frames and engines, please tell us your accounting policy for accounting for these lease return costs. Also, in light of your disclosure that the Company recorded a liability for the return conditions of $4,263 as of December 31, 2008 for the CRJ-200 aircraft being returned to the lessor, please tell us when this amount was recorded in relation to the remaining lease term of the aircraft. Please note that in general we believe that the expense for lease return costs should be recognized as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. See guidance in paragraph 4.52 through 4.54 of the AICPA Audit Guide for Airlines.

October 30, 2009

Response:

The Company’s accounting policy for recording lease return costs is to accrue costs as the related aircraft hours are accumulated, once it becomes probable that these costs will be incurred and can be reasonably estimated.  The Company had a fleet of 24 leased CRJ-200 aircraft in 2008.  During the fourth quarter of 2008, the Company recorded a liability of $4.3 million and removed seven CRJ-200s from service with Continental in preparation for their scheduled lease returns, of which one occurred in 2008 and the other six were returned in the first quarter of 2009.  The Company returned an additional ten CRJ-200 aircraft in 2009 and the remaining seven CRJ-200 aircraft are scheduled for return in the first quarter of 2010.  The Company has recorded additional lease return costs through September 30, 2009, of approximately $6.5 million which are directly related to the additional costs as aircraft hours are being accumulated on the CRJ-200s.

The Company will add the following disclosure in its future filings within the “Summary of Significant Accounting Policies:”

Lease Return Conditions— The Company must meet specified return conditions upon lease expiration for both the airframes and engines.  The Company estimates lease return conditions specified in leases and accrues these amounts as contingent rent ratably over the lease term while the aircraft are operating once such costs are probable and reasonably estimable.

7.
We note from your disclosure in Note 2 that you have several subleases for aircraft. Please revise your disclosure in Note 9 in future filings to disclose the total amount of minimum rentals to be received in the future under noncancelable subleases as of the date of the latest balance sheet presented, and the amount of sublease rental income for each year in which an income state is provided. See paragraph 16 of SFAS No. 13.

Response:

The Company will revise its notes to add the additional requested disclosures in all applicable future filings.

October 30, 2009

Item 9A. Disclosure Controls and Procedures, page 48

8.
We note your disclosure that the CEO and CFO concluded that your disclosure controls and procedures were effective “in ensuring that material information relating to us is made known to the CEO and CFO by others within the Company during the period in which this report is prepared.” Please revise your conclusion in future filings to either end your conclusion after stating that the disclosure controls and procedures are effective, or to provide the appropriate definition as set forth in Securities Exchange Act Rule 13a-15(e).

Response:

The Company will comply with this comment in future filings.

Form 10-Q for the Quarter Ended June 30, 2009

Statements of Income, page 4

9.
We note the line item titled “net income” on your statements of income. In light of the fact that this amount is the net income attributable to the Company (and does not include the noncontrolling interest), please revise the caption in future filings to read “net income of the Company” to be consistent with the requirements of SFAS No. 160.

Response:

The Company will revise the caption “Net income” on its statements of income in future filings to read “Net income of the Company”, consistent with the requirements of SFAS No. 160.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

-Liquidity and Capital Resources, page 14

10.
We note your disclosure that as of June 30, 2009 you had a working capital deficit. In future filings, when you have a working capital deficit, please revise your disclosure in MD&A to discuss how you plan on remediating this deficiency.

Response:

The Company will expand its disclosures surrounding its working capital deficit and how it intends to remediate the deficiency.  During periods of significant growth, the Company has had a working capital deficiency and has been able to meet all of its current obligations due to the net cash generated from operating activities and the deficiency has not impaired its ability to implement its growth plan.  The Company will add disclosure surrounding its ability to raise additional capital or finance certain assets to provide additional liquidity to the Company.

October 30, 2009

The Company has informed us that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3388 or Dayna Volpe at (212) 318-3424.

Very truly yours, /s/ Gregg J. Berman Gregg J. Berman

Enclosures

cc:	Robert H. Cooper